Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
July 25, 2017
Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Elisabeth Bentzinger

Re:	Nuveen Investment Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-218837

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 13, 2017 with respect to the Registrant’s Registration Statement on Form N-14 filed on June 20, 2017 (the “Registration Statement”) relating to the issuance of Class A, Class C and Class I shares in connection with the proposed reorganization of Nuveen Large Cap Core Plus Fund (the “Target Fund”) into Nuveen Large Cap Core Fund (the “Acquiring Fund”), each a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement.

Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 2 to its Registration Statement concurrently herewith to address the comments of the staff.

Proxy Statement/Prospectus

Comment (1)    In the second Q&A and other places where such disclosure appears in the Registration Statement, please change the reference to “total value” to “total net asset value.”

Response:        The term “net asset value” is an accounting term generally used in the context of a fund’s financial statements. Registrant believes the term “total value” provides a better “plain English” explanation of the aggregate value of the shares that the shareholder will receive in the Reorganization.

Comment (2)     In the fifth Q&A, please update the market capitalization range of the Russell 1000 Index. Also, please include the capitalization range of the Russell 1000 Index in the “Principal Investment Strategies” section.

                222 North LaSalle Street   |   Chicago, Illinois 60601   |   T +1 312 609 7500   |   F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

July 25, 2017

Response:          Registrant has revised the relevant disclosure to account for the capitalization range of the Russell 1000 Index following its most recent reconstitution.

Comment (3)      In the sixth Q&A, please clarify whether the reference to 23% represents the total portfolio or only the long portion.

Response:          Registrant believes the disclosure adequately addresses the staff’s concern. The language of the sixth Q&A states, “Prior to the closing of the Reorganization, it is estimated that approximately 23% (or $24,688,548) of the Target Fund’s long investment portfolio will be sold . . . .” (emphasis added).

Comment (4)      In the question and answer regarding who will bear the costs of the Reorganization, please confirm that the Reorganization expenses Nuveen is anticipated to absorb as a result of the Funds’ expense caps are not subject to recoupment.

Response:          Registrant confirms that such expenses are not subject to recoupment.

Comment (5)      In the Q&A regarding voting, the shareholder letter and the Notice, please disclose that shareholders may vote in person.

Response:          The Q&A, shareholder letter and the Notice have been revised to include disclosure that shareholders may vote in person.

Comment (6)      Under the heading “Summary” which begins on page 2, please compare the Funds’ investment objectives and policies and highlight any differences.

Response:          Registrant has revised the disclosure to include a comparison of the Funds’ investment objectives and investment policies and to highlight the differences.

Comment (7)      On page 2 under “Distribution, Purchase, Redemption, Exchange of Shares and Dividends,” please update the second sentence to include Class T shares.

Response:          Registrant has revised the disclosure to note that (i) each Fund has established and designated (but is not currently offering) Class T shares and (ii) on May 31, 2017, the Adviser seeded Class T shares of the Acquiring Fund.

Comment (8)      On page 3 under “Risk Factors,” given the Acquiring Fund’s portfolio turnover rate of 132% for its most recent fiscal year, please include Frequent Trading Risk for this Fund or explain why this risk is not included for the Acquiring Fund.

Response:          Registrant has revised the disclosure to include Frequent Trading Risk for the Acquiring Fund.

Comment (9)      With respect to the narrative text preceding the Fee and Expense table, please: (a) remove the references to the Funds’ fiscal year end and (b) remove the phrase beginning “assuming” in the second sentence.

U.S. Securities and Exchange Commission

July 25, 2017

Response:            Pursuant to Rule 11-02 of Regulation S-X, the Registrant has presented fees and expenses as of the Fund’s fiscal year ended August 31, 2016. As disclosed, the information presented with respect to each Fund has been restated to reflect current contractual management fees.

Comment (10)      In footnote 1 to the Shareholder Fees table, please delete the second sentence as it is repetitive of footnote 2 to the same table.

Response:            Registrant has revised the disclosure to remove the second sentence in footnote 1 to the Shareholder Fees table.

Comment (11)      In the Annual Fund Operating Expenses table, please indent the three sub-categories of Other Expenses so it is clear that they are other expenses.

Response:            Registrant has revised the Annual Fund Operating Expenses table accordingly.

Comment (12)      In the Annual Fund Operating Expenses table, there is no footnote 2 reference to the Target Fund’s Management Fees; please revise the table or the footnote as appropriate.

Response:            Registrant has revised the footnote.

Comment (13)      In the Examples, please clarify what the reference to November 1, 2017 applies to (i.e., whether it applies to all of the expense caps referenced in the footnotes to the Annual Fund Operating Expense table).

Response:            Registrant has revised the disclosure to clarify that November 1, 2017 is the start date the example assumes for each Fund and the Acquiring Fund’s Pro Forma. The assumed date of November 1, 2017 determines the number of months the expense cap is assumed to be in place for purposes of calculating the examples.

Comment (14)      The two tables of Examples include the same numbers. If accurate, please delete the second table and state that the amounts are the same regardless of whether a shareholder sells their shares at the end of the period.

Response:            Registrant has revised the disclosure to remove the second table and added the requested disclosure.

Comment (15)      In the footnotes to the performance bar charts, please update the performance to June 30, 2017.

Response:            Registrant has revised the disclosure to state the Target Fund’s and the Acquiring Fund’s performance as of June 30, 2017.

Comment (16)      On page 16 under “Advisory Fees,” please consider whether the reference to “two additional breakpoints” should be to “three additional breakpoints.”

U.S. Securities and Exchange Commission

July 25, 2017

Response:            Registrant has revised the disclosure to remove the reference to the number of breakpoints changed or added, and to instead reflect that the Funds are adding additional breakpoints. Because the new breakpoint schedule is set forth in the tables below, Registrant believes that no additional specificity is required in the text.

Comment (17)      On page 17 in the paragraph regarding the Target Fund’s expense cap, the disclosure in the parenthetical does not conform to the disclosure in footnote 3 to the Annual Fund Operating Expenses table. Please revise page 17 or footnote 3 as appropriate.

Response:            Registrant has revised the disclosure on page 17 to conform to the disclosure in footnote 3 to the Annual Fund Operating Expenses table.

Comment (18)      On page 18 under “Board Members and Officers,” please delete the two references to the Acquiring Fund in the second paragraph since the Funds are included in the same SAI.

Response:            Registrant has revised the disclosure to remove the references to the Acquiring Fund.

Comment (19)      Beginning on page 18 under “Distribution, Purchase, Redemption, Exchange of Shares and Dividends,” please revise the first two sentences to add Class T shares and update the number of share classes.

Response:            Registrant has revised the disclosure to note that (i) each Fund has established and designated (but is not currently offering) Class T shares and (ii) on May 31, 2017, the Adviser seeded Class T shares of the Acquiring Fund.

Comment (20)      Beginning on page 18 under “Distribution, Purchase, Redemption, Exchange of Shares and Dividends,” please include the disclosure required by Form N-1A, Item 11(c)(7) and (8).

Response:            Pursuant to General Instruction G to Form N-14, Registrant has incorporated by reference the registration statement dated March 31, 2017 of the Funds to satisfy the requirements of Item 5 of Form N-14 (requiring, among other information, the Registrant to furnish the information required by Item 11 of Form N-1A). Registrant will address the liquidity rule disclosure requirements in Registrant’s next annual update on Form N-1A.

Comment (21)      On page 19, in the second paragraph after the table, please delete the two references to the Acquiring Fund since the Funds are included in the same prospectus and SAI.

Response:            Registrant has revised the disclosure to remove the references to the Acquiring Fund.

Comment (22)      In the section “Approval of the Proposed Reorganization by the Board of Trustees” beginning on page 20, please: (a) include the reasons the Reorganization is proposed consistent with the Q&A and shareholder letter, and (b) confirm that any adverse consequences of the Reorganization the Board considered have been disclosed.

U.S. Securities and Exchange Commission

July 25, 2017

Response:            Registrant has revised the disclosure to include the reasons the Reorganization is proposed consistent with the Q&A and shareholder letter.

Registrant believes that the Board Considerations disclose all material factors considered by the Board, which include potential benefits of the Reorganization as well as potential adverse consequences of the Reorganization including the possibility of gains and losses in connection with a repositioning and the costs of the Reorganization. Registrant also notes that there is detailed disclosure on each of these topics elsewhere in the Proxy Statement/Prospectus including the Q&A and section captioned “The Proposed Reorganization – Material Federal Income Tax Consequences.”

Comment (23)      Under “The Proposed Reorganization” beginning on page 23, please delete the last sentence in the first paragraph.

Response:            Registrant has deleted the last sentence in the first paragraph.

Comment (24)      Under “Description of Securities to Be Issued” beginning on page 24, please (a) confirm that there are no Class T shares outstanding, and (b) revise the paragraph regarding voting rights to refer to both Funds since the same voting rights apply to both.

Response:            Registrant confirms that here are no Class T shares outstanding for the Target Fund and, as noted in the Proxy Statement/Prospectus, the only Class T shares outstanding for the Acquiring Fund are those that were purchased by the Adviser on May 31, 2017. Registrant has revised the paragraph regarding voting rights.

Comment (25)      On page 27 in the paragraph which begins “As explained above,” please change the reference in the first sentence from “may” to “will.”

Response:            Registrant has made the requested change to the disclosure.

Comment (26)      Under “Reorganization Expenses” on page 28, if true, please disclose that the $190,000 estimate does not include the $19,000 in brokerage costs associated with the portfolio repositioning.

Response:            Registrant has made the requested change to the disclosure.

SAI

Comment (27)      In the Pro Forma Financial Information, please add a footnote to the Statements of Assets and Liabilities disclosing the Reorganization expenses each Fund is expected to pay and state that, based on current expense levels, Nuveen is expected to absorb all such expenses.

Response:            Registrant has made the requested change to the disclosure.

U.S. Securities and Exchange Commission

July 25, 2017

Part C

Comment (28)      Please file the final Agreement and plan of Reorganization in a POS EX filing.

Response:            Registrant will file the final Agreement and Plan of Reorganization in a POS EX filing.

Comment (29)      Since the legal opinion is delivered prior to the Reorganization, please delete the following from the legal opinion and re-file the opinion with the Pre-Effective Amendment: This opinion is given to you as of the date hereof, and we assume no obligation to advise you of any change that may hereafter be brought to our attention.

Alternatively, please explain supplementally the results if a material change were to occur between the time when the opinion was issued and issuance of the shares in the Reorganization.

Response:            Counsel believes that the opinion is consistent with the requirements of Staff Legal Bulletin No. 19 and that the referenced language is customary market practice for opinions, including share issuance opinions. Counsel further notes that counsel has not been engaged to, nor does counsel believe that is has a duty to, monitor for changes after the legality opinion has been issued. Accordingly, counsel respectfully declines to make the requested change to the legal opinion. Moreover, counsel is unable to explain what course of action would be taken if a material change were to occur between the time when the opinion was issued and when the shares are issued in the Reorganization, as this would depend on the facts of the circumstances of such material change.

Comment (30)      Please file an updated auditors consent with the Pre-Effective Amendment.

Response:            An updated auditors consent is included with the Pre-Effective Amendment.

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Please direct your questions regarding this filing to the undersigned at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser